SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, February 9, 2007
Embratel Participações S.A. (“Company” or “Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 39.9 percent of Net Serviços e Comunicações S.A. (“Net”).

(All financial figures are stated in Brazilian Reais and based on the consolidated financial statements of Embrapar)

Index:

1. Highlights
2. Net revenues
3. Domestic long distance
4. International long distance
5. Data communications
6. Local services
7. Costs and expenses
•  Interconnection costs
•  Cost of services and goods sold
•  Selling expenses
•  G&A expenses
•  Other operating income and expense
8. EBITDA, EBIT and net income
9. Financial position
10. Capex
11. Recent events

1. Highlights

•  In the fourth quarter, net revenues rose 7.5 percent year-over-year totaling R$2,082 million.
•  For the full year 2006, net revenues were R$8,220 million, an increase of 8.7 percent.
•  Telco ratio dropped to 39.5 percent in the fourth quarter of 2006 and to 40.4 percent in 2006 from 44.5 percent of net revenues a year ago.

During the fourth quarter, Embrapar’s income statement was affected by the following:
i. a decision was published by the Justice, regarding the amounts paid of income tax and social contribution on inflationary profits, from 1990 to 1994, in the amount of R$603 million; and
ii. based on recent facts related to the income tax on international incoming traffic income contingency cause, the Company and its legal counsel revaluated as probable the chances of loss of this case, and as a result, a provision amount of R$507 million was recorded.

•  EBITDA was R$154 million in the fourth quarter and R$1,155 million in 2006, and the net income was R$171 million in the fourth quarter and R$106 million in 2006. Excluding the non recurring items, EBITDA would have been R$474 million in the fourth quarter and R$2,012 million in 2006, and the net income would have been R$183 million in the fourth quarter and R$654 million in 2006.
•  At December 31, 2006, net debt totaled R$2,014 million.
•  Total capital expenditures in the fourth quarter of 2006 were R$402 million. For the full year, total CAPEX was R$1,459 million.

Exhibit 1				% Var	% Var
R$ million	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

Net revenues	1,937.0	2,063.1	2,081.8	7.5%	0.9%	7,565.3	8,220.2	8.7%
EBITDA	354.2	(39.6)	153.5	-56.7%	na	1,694.2	1,154.5	-31.9%
EBITDA margin	18.3%	-1.9%	7.4%	-10.9 pp	9.3 pp	22.4%	14.0%	-8.3 pp
Operating income (EBIT)	108.9	(348.0)	(61.9)	na	-82.2%	644.4	56.7	-91.2%
EBIT margin	5.6%	-16.9%	-3.0%	-8.6 pp	13.9 pp	8.5%	0.7%	-7.8 pp
Net income/(loss)	(16.9)	(324.2)	170.5	na	na	174.4	105.8	-39.3%
Earnings/(losses) per 1000 shares (R$)	(0.02)	(0.33)	0.17	na	na	0.18	0.11	-39.4%

End of period shares outstanding (1000)	987,715,620	987,809,454	988,758,654	0.1%	0.1%	987,715,620	988,758,654	0.1%

pp - percentage point; na - not applicable

2. Net Revenues

In the fourth quarter of 2006, total net revenues were R$2,082 million, an increase of 7.5 percent (R$145 million) compared with the fourth quarter of 2005. Higher revenues resulted from a 12.2 percent (R$62 million) increase in data communications revenues, a 19.8 percent (R$39 million) increase in local revenues, a 11.1 percent (R$8 million) increase in other services revenues and a 3.0 percent increase in net voice revenues (R$35 million). Domestic long distance voice revenues currently represent 51.3 percent of total revenues compared with 52.0 percent a year ago.

Compared with the third quarter of 2006, total net revenues increased 0.9 percent (R$19 million). An 1.7 percent (R$20 million) growth in long distance voice revenues combined with a 6.7 percent (R$5 million) increase in other revenues.

For the twelve months of 2006, total net revenues were R$8,220 million, an increase of 8.7 percent (R$655 million) compared with the same period of 2005, due to a 23.1 percent (R$425 million) increase in data communications revenues, a 34.0 percent (R$231 million) increase in local revenues and 9.5 percent (R$27 million) increase in other services revenues.

3. Domestic Long Distance

Exhibit 2				% Var	% Var
	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

Domestic long distance revenue (R$ million)	1,007.2	1,045.3	1,067.1	6.0%	2.1%	4,104.9	4,217.8	2.8%
Domestic long distance traffic (million minutes)	3,245.3	3,606.8	3,900.8	20.2%	8.2%	12,469.7	14,492.1	16.2%

In the fourth quarter of 2006, domestic long distance traffic totaled 3,901 million minutes, a gain of 20.2 percent compared with the same period of last year. Compared with the third quarter of 2006, domestic long distance traffic increased 8.2 percent.

Domestic long distance revenues were R$1,067 million in the fourth quarter of 2006, an increase of 6.0 percent compared with the fourth quarter of 2005. Compared with the third quarter of 2006, domestic long distance revenues increased 2.1 percent (R$22 million). The mobile originated calls are the main driver for the growth combined with small increase on basic voice services on the fourth quarter.

For the full year 2006, domestic long distance revenues were R$4,218 million, increasing 2.8 percent (R$113 million) compared with the prior-year 2005 due to growth in mobile originated calls and in corporate advanced voice services.

4. International Long Distance

Exhibit 3				% Var	% Var
	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

International long distance revenue (R$ million)	148.3	125.5	123.3	-16.9%	-1.8%	653.2	511.6	-21.7%
International long distance traffic (million minutes)	501.4	513.4	501.8	0.1%	-2.3%	2,188.3	2,031.0	-7.2%

International long distance traffic totaled 502 million minutes, a gain of 0.1 percent in the fourth quarter compared with the same period of last year mainly due to inbound traffic. Compared with the third quarter of 2006, international long distance traffic decreased 2.3 percent.

Compared with the third quarter of 2006, international long distance revenues decreased 1.8 percent (R$2 million) to R$123 million largely due to decreases in inbound rates. Year-over-year, fourth quarter international long distance revenues fell 16.9 percent (R$25 million).

In 2006, international long distance revenues declined 21.7 percent (R$142 million) to R$512 million.

5. Data Communications

Exhibit 4				% Var	% Var
Thousands	4Q05	3Q06	4Q06	YoY	QoQ

64 Kbps line equivalents (*)	1,668.7	2,112.1	2,243.9	34.5%	6.2%

(*) Include internet ports and data circuits

In the fourth quarter of 2006, 132 thousand 64kbps line equivalents were added. At the end of December 2006, Embratel had 2.2 million 64kbps line equivalents providing data services to business customers. Year-over-year, 64kbps line equivalents in service increased 34.5 percent.

Exhibit 5				% Var	% Var
R$ million	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

Net data communications	507.7	570.9	569.8	12.2%	-0.2%	1,839.6	2,264.6	23.1%

Embratel's fourth quarter data communications revenues were R$570 million, a year-over-year increase of 12.2 percent (R$62 million) due to Primesys consolidation, access to mobile providers, Internet and other data services. Compared with the third quarter of 2006, data revenues were flat.

In 2006, data revenues were up 23.1 percent (R$425 million) to R$2,265 million.

6. Local Services

Exhibit 6				% Var	% Var
R$ million	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

Local services	198.4	242.7	237.7	19.8%	-2.1%	680.4	911.6	34.0%

Revenues from local services rose 19.8 percent to R$238 million compared with the fourth quarter of 2005 due to increases in both corporate and residential local service customers and their usage. Compared with the third quarter of 2006, local revenues decreased 2.1 percent (R$5 million) mainly due to the seasonal impacts on corporate customers and usage.

In 2006, local revenues rose 34 percent (R$231 million) to R$912 million as a result of growing corporate and residential customers and their usage. Livre (former Vésper local service) increased its customer base to 940 thousand subscribers, a 32 percent year over year growth.

Net Fone via Embratel connected subscriber base ended the fourth quarter with 181.9 thousand subscribers, an increase of 58.2 percent when compared with the third quarter of 2006.

7. Costs and Expenses

Exhibit 7				% Var	% Var
R$ million	4Q05	3Q06	4Q06	YoY	QoQ	2005	2006	% Var

Net revenues	1,937.0	2,063.1	2,081.8	7.5%	0.9%	7,565.3	8,220.2	8.7%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,078.2)	(1,115.8)	(1,101.0)	2.1%	-1.3%	(4,109.6)	(4,408.5)	7.3%
Selling expenses	(250.9)	(269.0)	(340.8)	35.8%	26.7%	(1,023.5)	(1,152.2)	12.6%
G&A expenses	(181.6)	(403.6)	(162.6)	-10.4%	-59.7%	(640.8)	(884.9)	38.1%
Other operating income/(expense)	(72.1)	(314.2)	(323.9)	349.4%	3.1%	(97.2)	(620.1)	537.9%

EBITDA	354.2	(39.6)	153.5	-56.7%	na	1,694.2	1,154.5	-31.9%
EBITDA margin	18.3%	-1.9%	7.4%	-10.9 pp	9.3 pp	22.4%	14.0%	-8.3 pp
Equity Income/Loss	40.4	(26.5)	66.1	63.5%	na	40.4	17.8	-56.1%
Depreciation and amortization	(285.8)	(282.0)	(281.5)	-1.5%	-0.2%	(1,090.2)	(1,115.5)	2.3%
Operating income (EBIT)	108.9	(348.0)	(61.9)	na	-82.2%	644.3	56.7	-91.2%

Financial income, monetary and exchange variation	43.5	34.2	626.3	1338.6%	1732.9%	178.2	743.0	316.9%
Financial expense, monetary and exchange variation	(130.1)	(103.2)	(382.0)	193.6%	270.0%	(402.5)	(625.0)	55.3%
Other non-operating income/(expense)	8.8	1.6	106.6	1106.5%	6405.9%	20.6	119.9	480.8%
Net income/(loss) before tax and minority interest	31.1	(415.5)	288.9	828.6%	na	440.6	294.6	-33.1%
Income tax and social contribution	(35.3)	98.9	(105.2)	198.4%	na	(221.5)	(141.3)	-36.2%
Minority interest	(12.7)	(7.6)	(13.2)	3.5%	74.1%	(44.8)	(47.5)	5.8%
Net income/(loss)	(16.9)	(324.2)	170.5	na	na	174.3	105.8	-39.3%

pp - percentage point; na - not applicable

Interconnection Costs

In the fourth quarter of 2006, interconnection costs were R$822 million. For the full year, interconnection costs were R$3,321 million, a decrease of 1.3 percent when compared with the same period of 2005.

The telco ratio dropped to 39.5 percent in the fourth quarter of 2006 and to 40.4 percent in 2006 from 44.5 percent of net revenues a year ago mainly due to the reduction in local interconnection costs (such as local network rates - TU-RL - and long distance rates – TU-RIU, whose changes were governed by the new concession contract) and implementation of time modulation on mobile network rates (VU-M).

Costs of Services and Goods Sold (excluding interconnection)

Costs of services and goods sold (excluding interconnection) were R$ 279 million in the fourth quarter of 2006, a decrease of 2.6 percent (R$7 million) when compared with the third quarter. In the fourth quarter of 2005, cost of services and goods sold (excluding interconnection) were R$217 million.

For the full year, costs of services and goods sold (excluding interconnection) were R$1.087 million. Compared to the prior year, the most significant increase in costs is related to regulatory taxes (FUST, FUNTTEL and Concession renewal) and handset sales accounted for in “other” cost of services and goods sold. Third party expenses increased due to higher maintenance and customer installation costs and the consolidation of PrimeSys and TdB. Personnel expenses increased due to the consolidation of PrimeSys and TdB.

Selling Expenses

In the fourth quarter of 2006, selling expenses increased 26.7 percent (R$72 million) to R$341 million since the increase in allowance for doubtful accounts, third party services and personnel expenses. Selling expenses in the fourth quarter of 2005 were R$251 million.

For the full year, selling expenses were R$1,152 million, remaining stable as a percentage of net revenues.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of 2006 were R$163 million. In the fourth quarter of 2005 general and administrative expenses were R$182 million. For the full year, general and administrative expenses were R$885 million compared to R$641 million in the prior year.

Other Operating Income and Expense

Embrapar recorded other operating expenses of R$324 million in the fourth quarter of 2006. In the fourth quarter of 2005 the Company registered other operating expenses of R$72 million. For the full year, other operating expenses were R$620 million compared to R$97 million in 2005.

General and administrative expenses and Other operating expenses in 2006 were affected by ICMS Convênio nº 72/06 charge, in the amount of R$632 million, and Other Operating expenses by the income tax on international income contingency provision, in the amount of R$222 million, registered based on recent facts revaluated by the Company and its legal counsel as probable the chances of loss of this case.

8. EBITDA, EBIT and Net Income

In 2006 EBITDA was R$1,155 million. EBITDA decreased 31.9 percent compared with the same period of 2005 due to ICMS Convênio nº 72/06 and income tax on international incoming traffic income contingency provision impacts in general and administrative expenses and in other operating results.

Net income was R$171 million in the fourth quarter of 2006. For the full year, net income was R$106 million.

Excluding the non recurring items impacts, EBITDA would have been R$474 million in the fourth quarter and R$2,012 million in 2006, and the net income would have been R$183 million in the fourth quarter and R$654 million in 2006.

9. Financial Position

Exhibit 8	Sep 30, 2006				Dec 31, 2006

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	565.5	78.3%	75.38% CDI	up to 1.0 year	357.8	46.5%	75.37% CDI	up to 1.0 year
Unhedged short term debt	157.1	21.7%	US$ + 6.25%	up to 1.0 year	411.6	53.5%	US$ + 6.25%	up to 1.0 year
Total short term debt	722.7	31.6%			769.4	29.0%

Hedged and reais long term debt	282.0	18.0%	70.62% CDI	up to 7.3 years	203.4	10.8%	69.67% CDI	up to 7.0 years
Unhedged long term debt	1,282.6	82.0%	US$ + 7.50%	up to 6.7 years	1,678.8	89.2%	US$ + 7.50%	up to 6.4 years
Total long term debt	1,564.6	68.4%			1,882.2	71.0%

Hedged and reais total debt	847.6	37.1%	73.80% CDI	up to 7.3 years	561.2	21.2%	73.31% CDI	up to 7.0 years
Unhedged total debt	1,439.7	62.9%	US$ + 7.36%	up to 6.7 years	2,090.4	78.8%	US$ + 7.25%	up to 6.4 years
Total debt	2,287.3	100.0%	US$ + 4.66%	up to 7.3 years	2,651.6	100.0%	US$ + 5.73%	up to 7.0 years

At December 31, the cash position was R$637 million. Embratel ended the quarter with a total outstanding debt of R$2,652 million and net debt of R$2,014 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$769 million.

10. Capex

Exhibit 9	1T06%		2Q06%		3Q06%		4Q06%		2006	%
R$ million

Access, Infrastructure and Local Services	137.0	42.4%	112.1	39.1%	137.6	30.8%	60.4	15.0%	447.2	30.6%
Network Infrastructure	51.4	15.9%	29.3	10.2%	43.9	9.8%	56.9	14.1%	181.5	12.4%
Data and Internet Service	75.9	23.5%	93.7	32.7%	107.3	24.0%	103.1	25.6%	380.0	26.0%
Star One	14.1	4.4%	19.2	6.7%	134.4	30.0%	156.0	38.8%	323.7	22.2%
Other investments	44.8	13.9%	32.3	11.3%	24.0	5.4%	25.7	6.4%	126.9	8.7%

Total Capex	323.2	100.0%	286.6	100.0%	447.2	100.0%	402.2	100.0%	1,459.2	100.0%

Total capital expenditures in the fourth quarter of 2006 were R$402.2 million.

11. Recent Events

TELMEX Tender Offer

On November 7, 2006, Teléfonos de México, S.A.B. de C.V. (“TELMEX”), as controlling shareholder of the Company, and Telmex Solutions Telecomunicações Ltda. (“Offeror”), as offeror of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of the Company, announced that, after expiration of the offer period and following the auction carried out on that same date, the Offeror acquired 3,626,089,453 common shares and 234,765,943,746 preferred shares of the Company (including preferred shares represented by ADSs). As a result, TELMEX held, through its subsidiaries, 98.0% of all common shares and 94.7% of all preferred shares of the Company, representing approximately 96.4% of the total capital stock of the Company. Considering that the number of shares acquired by the Offeror in the auction represented more than 2/3 of the publicly held shares of the Company prior to the auction, TELMEX and the Offeror announced additionally that:

(i) the first condition for the cancellation of the registration of the Company as a public company set forth in item 3.1 of the Notice of Voluntary Tender Offer has been satisfied;

(ii) during three months through February 7, 2007, the holders of the remaining publicly held common and preferred shares of the Company were able to sell their shares to the Offeror, at the Voluntary Tender Offer price, adjusted by the Brazilian monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date the tender offer was announced, up to the date of settlement of such sale, pursuant to item 7.2 of the Notice of Voluntary Tender Offer; and

(iii) the statement by the Brazilian Federal Telecommunications Agency – ANATEL with respect to the cancellation of the registration of the Company as a publicly held company in Brazil, as well as the other conditions set forth in item 3.1 of the Notice of Voluntary Tender Offer, are still pending.

Credit of income tax and social contribution on inflationary profits

In December 2000, Embratel entered into court against the Federal Government in order to have recognized its right to recover the amounts paid of income tax and social contribution, from 1990 to 1994, on inflationary profits.

On November 28, 2006, Justice published a favorable decision to the Company. As a consequence, the Company recorded in its financial statements for the year ended December 31, 2006 a revenue amounting R$603 million, already including interest and monetary correction calculated on the official rates.

Income Tax on Inbound International Income

The Company discusses in court the incidence of income tax on the foreign currency operating income from telecommunications services (inbound traffic) for the period from 1996 to 1998, defending that this mentioned income was exempted by specific legislation.

Based on recent facts related to the assessment for the period of 1996 and 1997, the Company and its legal counsel revaluated as probable the chances of loss of this cause. As a result, a provision amounting R$507 million was recorded at the financial statements as of December 31, 2006.

ICMS Contingency

On August 7, 2006, the ICMS Convênio No. 72 was published authorizing the Brazilian States and the Federal District to offer a partial remission for events occurred up to July 31, 2006. The effective recording and use of such benefits depend on specific regulation by each Brazilian State.

With respect to those States in which the benefit has already been established and which subsidiaries Embratel and TdB have decided to adhere to, payments have been made, terminating the respective ongoing administrative and legal proceedings.

Regarding States where such benefit has not been implemented or adhered to so far, the subsidiaries Embratel and TdB have set up a provision at December 31, 2006, in the amount of R$382 million, to face respective future payments, considering all aspects under discussion with such states.

As a result of this matter, the income statements for the year ended December 31, 2006 have been charged at R$632 million.

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### (Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10	Quarter ending						%		Twelve months ending				%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Dec 31, 05%		Sep 30, 06%		Dec 31, 06%		YoY	QoQ	Dec 31, 05%		Dec 31, 06%		YoY
R$ millions

Revenues
Gross revenues	2,681.2		2,760.9		2,836.7		5.8%	2.7%	10,178.0		11,141.2		9.5%
Taxes & other deductions	(744.2)		(697.8)		(754.9)		1.4%	8.2%	(2,612.7)		(2,921.0)		11.8%
Net revenues	1,937.0	100.0%	2,063.1	100.0%	2,081.8	100.0%	7.5%	0.9%	7,565.3	100.0%	8,220.2	100.0%	8.7%
Net voice revenues	1,155.4	59.7%	1,170.8	56.8%	1,190.4	57.2%	3.0%	1.7%	4,758.1	62.9%	4,729.3	57.5%	-0.6%
Domestic long distance	1,007.2	52.0%	1,045.3	50.7%	1,067.1	51.3%	6.0%	2.1%	4,104.9	54.3%	4,217.8	51.3%	2.8%
International long distance	148.3	7.7%	125.5	6.1%	123.3	5.9%	-16.9%	-1.8%	653.2	8.6%	511.6	6.2%	-21.7%
Net data communications	507.7	26.2%	570.9	27.7%	569.8	27.4%	12.2%	-0.2%	1,839.6	24.3%	2,264.6	27.5%	23.1%
Data & internet	442.5	22.8%	506.0	24.5%	513.3	24.7%	16.0%	1.5%	1,614.0	21.3%	2,013.6	24.5%	24.8%
Wholesale	65.2	3.4%	64.9	3.1%	56.5	2.7%	-13.3%	-13.0%	225.6	3.0%	251.0	3.1%	11.3%
Local services	198.4	10.2%	242.7	11.8%	237.7	11.4%	19.8%	-2.1%	680.4	9.0%	911.6	11.1%	34.0%
Other services	75.5	3.9%	78.6	3.8%	83.9	4.0%	11.1%	6.7%	287.2	3.8%	314.6	3.8%	9.5%

Net revenues	1,937.0	100.0%	2,063.1	100.0%	2,081.8	100.0%	7.5%	0.9%	7,565.3	100.0%	8,220.2	100.0%	8.7%
Cost of services and goods sold	(1,078.2)	-55.7%	(1,115.8)	-54.1%	(1,101.0)	-52.9%	2.1%	-1.3%	(4,109.6)	-54.3%	(4,408.5)	-53.6%	7.3%

Interconnection & facilities	(861.3)	-44.5%	(844.2)	-40.9%	(822.1)	-39.5%	-4.5%	-2.6%	(3,364.8)	-44.5%	(3,321.2)	-40.4%	-1.3%
Personnel	(63.5)	-3.3%	(70.1)	-3.4%	(71.6)	-3.4%	12.7%	2.1%	(249.2)	-3.3%	(284.8)	-3.5%	14.3%
Third-party services	(76.8)	-4.0%	(98.1)	-4.8%	(95.3)	-4.6%	24.1%	-2.8%	(266.9)	-3.5%	(379.6)	-4.6%	42.2%
Other	(76.7)	-4.0%	(103.5)	-5.0%	(112.1)	-5.4%	46.2%	8.3%	(228.7)	-3.0%	(422.9)	-5.1%	84.9%
Selling expenses	(250.9)	-13.0%	(269.0)	-13.0%	(340.8)	-16.4%	35.8%	26.7%	(1,023.5)	-13.5%	(1,152.2)	-14.0%	12.6%

Personnel	(71.6)	-3.7%	(73.1)	-3.5%	(75.7)	-3.6%	5.7%	3.5%	(269.4)	-3.6%	(282.8)	-3.4%	5.0%
Third-party services	(95.2)	-4.9%	(103.2)	-5.0%	(129.0)	-6.2%	35.5%	25.0%	(355.7)	-4.7%	(426.6)	-5.2%	19.9%
Allowance for doubtful accounts	(82.8)	-4.3%	(90.8)	-4.4%	(133.8)	-6.4%	61.7%	47.5%	(393.8)	-5.2%	(435.0)	-5.3%	10.4%
Other	(1.3)	-0.1%	(1.9)	-0.1%	(2.2)	-0.1%	71.6%	16.6%	(4.7)	-0.1%	(7.9)	-0.1%	68.4%
G&A expenses	(181.6)	-9.4%	(403.6)	-19.6%	(162.6)	-7.8%	-10.4%	-59.7%	(640.8)	-8.5%	(884.9)	-10.8%	38.1%

Personnel	(39.2)	-2.0%	(36.2)	-1.8%	(43.5)	-2.1%	11.0%	20.1%	(133.2)	-1.8%	(155.9)	-1.9%	17.1%
Employee profit sharing	(19.6)	-1.0%	(17.0)	-0.8%	(9.3)	-0.4%	-52.6%	-45.6%	(51.9)	-0.7%	(58.2)	-0.7%	12.0%
Third-party services	(89.6)	-4.6%	(71.4)	-3.5%	(84.6)	-4.1%	-5.5%	18.5%	(347.2)	-4.6%	(327.1)	-4.0%	-5.8%
Taxes	(10.6)	-0.5%	(268.7)	-13.0%	(14.6)	-0.7%	38.3%	-94.6%	(36.7)	-0.5%	(298.9)	-3.6%	713.8%
Other	(22.7)	-1.2%	(10.3)	-0.5%	(10.7)	-0.5%	-52.9%	3.4%	(71.8)	-0.9%	(44.8)	-0.5%	-37.6%
Other operating income/(expense)	(72.1)	-3.7%	(314.2)	-15.2%	(323.9)	-15.6%	349.4%	3.1%	(97.2)	-1.3%	(620.1)	-7.5%	537.9%
EBITDA	354.2	18.3%	(39.6)	-1.9%	153.5	7.4%	-56.7%	na	1,694.2	22.4%	1,154.5	14.0%	-31.9%
Equity Income/Loss	40.4	2.1%	(26.5)	-1.3%	66.1	3.2%	63.5%	na	40.4	0.5%	17.8	0.2%	-56.1%
Depreciation and amortization	(285.8)	-14.8%	(282.0)	-13.7%	(281.5)	-13.5%	-1.5%	-0.2%	(1,090.2)	-14.4%	(1,115.5)	-13.6%	2.3%
Operating income (EBIT)	108.9	5.6%	(348.0)	-16.9%	(61.9)	-3.0%	na	-82.2%	644.3	8.5%	56.7	0.7%	-91.2%
Financial income, monetary and exchange variation	43.5	2.2%	34.2	1.7%	626.3	30.1%	1338.6%	1732.9%	178.2	2.4%	743.0	9.0%	316.9%

Financial income	33.4	1.7%	40.4	2.0%	443.2	21.3%	1228.2%	996.2%	222.0	2.9%	561.4	6.8%	152.8%
Monetary and exchange variation (income)	10.2	0.5%	(6.3)	-0.3%	183.1	8.8%	1700.7%	na	(43.8)	-0.6%	181.5	2.2%	nm
Financial expense, monetary and exchange variation	(130.1)	-6.7%	(103.2)	-5.0%	(382.0)	-18.4%	193.6%	270.0%	(402.5)	-5.3%	(625.0)	-7.6%	55.3%

Financial expense	(59.4)	-3.1%	(62.5)	-3.0%	(68.0)	-3.3%	14.5%	8.9%	(351.9)	-4.7%	(235.1)	-2.9%	-33.2%
Monetary and exchange variation (expense)	(70.7)	-3.7%	(40.8)	-2.0%	(314.0)	-15.1%	344.0%	670.0%	(50.6)	-0.7%	(389.9)	-4.7%	671.3%
Other non-operating income/(expense)	8.8	0.5%	1.6	0.1%	106.6	5.1%	1106.5%	6405.9%	20.6	0.3%	119.9	1.5%	480.8%
Net income/(loss) before tax and minority interest	31.1	1.6%	(415.5)	-20.1%	288.9	13.9%	828.6%	na	440.6	5.8%	294.6	3.6%	-33.2%

Income tax and social contribution	(35.3)	-1.8%	98.9	4.8%	(105.2)	-5.1%	198.4%	na	(221.5)	-2.9%	(141.3)	-1.7%	-36.2%
Minority interest	(12.7)	-0.7%	(7.6)	-0.4%	(13.2)	-0.6%	3.5%	74.1%	(44.8)	-0.6%	(47.5)	-0.6%	5.8%
Net income/(loss)	(16.9)	-0.9%	(324.2)	-15.7%	170.5	8.2%	na	na	174.3	2.3%	105.8	1.3%	-39.3%

End of period shares outstanding (billions)	987.7		987.8		988.8				987.7		988.8
Earnings/(losses) per 1000 shares (R$)	(0.02)		(0.33)		0.17				0.18		0.11

pp - percentage point; na - not applicable

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law
R$ million	Dec 31, 05	Sep 30, 06	Dec 31, 06

Assets
Cash and cash equivalents	609.9	686.1	637.2
Account receivables, net	1,561.6	1,710.4	1,944.5
Deferred and recoverable taxes (current)	463.5	561.7	492.9
Inventories	16.2	14.1	12.0
Other current assets	156.3	260.7	209.5
Current assets	2,807.5	3,233.0	3,296.1
Deferred and recoverable taxes	1,078.0	1,130.1	1,632.8
Legal deposits	140.4	197.2	211.8
Other non-current assets	52.7	37.2	67.1
Investments	925.8	1,213.3	1,410.8
Net property, plant & equipment	7,250.8	7,480.3	7,613.8
Deferred fixed assets	138.4	116.7	109.7
Noncurrent assets	9,586.1	10,174.7	11,046.0
Total assets	12,393.6	13,407.6	14,342.1

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	235.1	722.7	769.4
Accounts payable and accrued expenses	957.7	934.3	1,099.7
Taxes and contributions (current)	447.5	663.4	617.4
Dividends and interest on capital payable	3.0	5.3	5.2
Proposed dividends and interest on capital	174.3	0.1	156.0
Personnel, charges and social benefits	71.1	91.3	69.6
Employee profit sharing provision	37.6	51.5	50.9
Provision for contingencies	646.4	928.2	1,283.1
Actuarial liabilities - Telos (current)	43.8	32.3	40.5
Other current liabilities	155.8	165.2	126.8
Current liabilities	2,772.3	3,594.5	4,218.5
Long term debt	1,382.6	1,564.6	1,882.2
Actuarial liabilities - Telos	398.8	406.1	406.4
Taxes and contributions	55.7	77.6	82.5
Other non-current liabilities	27.3	25.1	18.5
Non-current liabilities	1,864.3	2,073.4	2,389.7
Deferred income	184.8	203.0	199.6
Minority interest position	206.8	235.7	203.4
Paid-in capital	5,074.9	5,074.9	5,074.9
Income reserves	2,302.2	2,302.2	2,255.9
Treasury stock	(11.8)	(10.7)	-
Retained earnings	-	(65.4)	-
Shareholders' equity	7,365.4	7,301.0	7,330.9
Total liabilities and shareholders' equity	12,393.6	13,407.6	14,342.1

Total borrowed funds	1,617.7	2,287.3	2,651.6
Net debt	1,007.8	1,601.2	2,014.4
Net debt / Shareholder`s equity	0.14	0.22	0.27

Total debt/ Trailing EBITDA (last 4 quarters)	1.0	1.7	2.3
Net debt / Trailing EBITDA (last 4 quarters)	0.6	1.2	1.7
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	4.8	6.0	4.9
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	7.6	6.4	na

Exhibit 12	Quarter ending		Twelve months ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	3Q06	4Q06	2005	2006
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	(324.2)	170.5	174.3	105.8
Depreciation/amortization	282.0	281.5	1,090.2	1,115.5
Exchange and monetary (gains)/losses	(0.2)	(37.6)	(219.6)	(136.9)
Swap hedge effects	26.1	23.9	96.7	120.4
Minority Interest - cash flow	7.6	13.2	44.8	47.5
Loss/(gain) on permanent asset disposal	2.8	3.2	(20.2)	17.6
Equity Income/loss	26.5	(66.1)	(40.4)	(17.8)
Other operating activities	-	(1.5)	(25.6)	(1.5)
Changes in current and noncurrent assets and liabilities	212.8	(262.6)	209.0	(190.1)
Net cash provided by operating activities	233.4	124.5	1,309.3	1,060.6

Cash flow from investing activities
Additions to investments/goodwill	-	(131.5)	(898.1)	(467.3)
Additions to property, plant and equipment	(447.2)	(402.2)	(1,693.7)	(1,459.2)
Net cash used in investing activities	(447.2)	(533.7)	(2,654.8)	(1,926.5)

Cash flow from financing activities
Loans obtained and repaid	311.9	409.9	(1,521.0)	1,139.4
Swap hedge settlement	(8.3)	(19.2)	(119.9)	(44.1)
Dividends and interest on capital paid	(0.0)	(36.2)	(37.7)	(208.0)
Advances for future capital increase	-	-	1,822.8	-
Other financing activities	0.3	5.7	1.0	6.0
Net cash used in financing activities	303.7	360.2	1,123.4	893.2

Increase in cash and cash equivalents	89.9	(48.9)	(222.1)	27.3
Cash and cash equivalents at beginning of period	596.2	686.1	832.0	609.9

Cash and cash equivalents at end of period	686.1	637.2	609.9	637.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.